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                                                             EXHIBIT (h)(18)(a)

                       SHAREHOLDER INFORMATION AGREEMENT

   THIS AGREEMENT (the "Agreement") is made and entered into as of April 16, 2007, or such other compliance date mandated by Rule 22c-2 under the Investment Company Act of 1940 ("Rule 22c-2"), whichever is later, by and between AMERICAN CENTURY INVESTMENT SERVICES, INC. ("ACIS"), and the party signing below ("Intermediary") with an effective date of April 16, 2007.

   WHEREAS, Intermediary offers or otherwise makes available American Century mutual funds (the "Funds") to or for clients of Intermediary; and

   WHEREAS, pursuant to Rule 22c-2, ACIS is required to enter into a shareholder information agreement with every intermediary who holds shares of the Funds in omnibus accounts or non-fully disclosed shareholder accounts and submits orders directly to the Funds' transfer agent or to a registered clearing agency; and

   WHEREAS, this Agreement sets forth the terms and conditions for information sharing for the Funds in accordance with Rule 22c-2.

   NOW, THEREFORE, in consideration of the foregoing and the mutual promises set forth below, the parties hereto agree as follows:

   1. Agreement to Provide Shareholder Information. Intermediary agrees to provide a requesting Fund, upon written request, the taxpayer identification number ("TIN"), the Individual/International Taxpayer Identification Number ("ITIN"), or other government-issued identifier ("GII"), if known, of any or all Shareholder(s) of the account and the amount, date, name or other identifier of any investment professional(s) associated with the Shareholder(s) or account (if known), and transaction type (purchase, redemption, transfer, or exchange) of every purchase, redemption, transfer, or exchange of Shares held through an account maintained by Intermediary during the period covered by the request.

      (a) Period Covered by Request. Requests must set forth a specific period, generally not to exceed 90 days from the date of the request, for which transaction information is sought. The Fund may request transaction information older than 90 days from the date of the request as it deems necessary to investigate compliance with policies established by the Fund for the purpose of eliminating or reducing any dilution of the value of the outstanding shares issued by the Fund, but shall not make a request for any information older than 12 months from the date of the request. Information regarding transactions resulting from dollar cost averaging programs, automatic rebalancing programs, periodic deduction of fees, and redemptions pursuant to a systematic withdrawal plan will not be provided in Shareholder Information initially sent to ACIS; therefore, the Shareholder Information provided for a certain period may not be equal to the omnibus trades made during that same period. Such information may be requested specifically by ACIS and will be provided upon such request.

      (b) Form and Timing of Response. Intermediary agrees to transmit the requested information that is on its books and records to the Fund or its designee promptly, but in any event not later than ten (10) business days, after receipt of a

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   request. If the requested information is not on Intermediary's books and records, Intermediary agrees to: (i) provide or arrange to provide to the Fund requested information from shareholders who hold an account with an indirect intermediary; or (ii) if directed by the Fund, block further purchases of Fund Shares from such indirect intermediary. In such instance, Intermediary agrees to inform the Fund whether it plans to perform (i) or
   (ii). Responses required by this paragraph must be communicated in writing and in a format mutually agreed upon by the parties. To the extent practicable, the format for any transaction information provided to the Fund should be consistent with the NSCC Standardized Data Reporting Format. For purposes of this provision, an "indirect intermediary" has the same meaning as in Rule 22c-2.

      (c) Limitations on Use of Information. The Fund agrees not to use the Shareholder Information received for any purpose (i) other than as necessary to comply with the provisions of Rule 22c-2, nor (ii) for any purpose not permitted under the privacy provisions of Title V of the Gramm-Leach-Bliley Act and comparable state laws, including, but not limited to marketing or any other similar purpose without the prior written consent of Intermediary.

   2. Agreement to Restrict Trading. Intermediary agrees to execute written instructions from the Fund to restrict or prohibit further purchases or exchanges of Shares or take such other action as requested by the Fund for a Shareholder that has been identified by the Fund as having engaged in transactions of the Fund's Shares (directly or indirectly through Intermediary's account) that violate policies established by the Fund for the purpose of eliminating or reducing any dilution of the value of the outstanding Shares issued by the Fund.

      (a) Form of Instructions. Instructions must include the TIN, ITIN, or GII, if known, and the specific restriction(s) to be executed. If the TIN, ITIN, or GII is not known, the instructions must include an equivalent identifying number of the Shareholder(s) or account(s) or other agreed upon information to which the instruction relates.

      (b) Timing of Response. Intermediary agrees to execute instructions as soon as reasonably practicable, but not later than ten (10) business days after receipt of the instructions by Intermediary.

      (c) Confirmation by Intermediary. Intermediary must provide written confirmation to the Fund that instructions have been executed. Intermediary agrees to provide confirmation as soon as reasonably practicable, but not later than fifteen (15) business days after the instructions have been executed.

   3. Identification of Financial Intermediaries. Intermediary agrees to
   (i) maintain, and provide to the Fund upon request, a complete and current list of all intermediaries that submit trades to the Fund through the Intermediary for which the Intermediary is not authorized to execute this Shareholder Information Agreement on their behalf; (ii) not to purchase any securities from the Fund on behalf of an intermediary that does not, at the time of the purchase, have a valid Shareholder Information Agreement in effect with the Fund either directly or through the Intermediary; and
   (iii) to inform the Fund in the event an intermediary that had previously authorized the Intermediary to act on its behalf for purposes of this Shareholder Information Agreement revokes such authorization. Such notification shall be provided to the Fund no later

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   than 10 days after the Intermediary first receives notice of the revocation.

   4. Definitions. For purposes of this Agreement:

      (a) The term "Fund" includes each fund's principal underwriter (ACIS) and transfer agent (American Century Services Corporation). The term does not include any "excepted funds" as defined in SEC Rule 22c-2(b).

      (b) The term "Shares" means the interests of Shareholders corresponding to the redeemable securities of record issued by a Fund under the Investment Company Act of 1940 that are held by Intermediary.

      (c) The term "Shareholder" means (i) for all Intermediaries other than retirement plan recordkeepers or insurance companies, the beneficial owner of Shares, whether the Shares are held directly or by Intermediary in nominee name; (ii) for all Intermediaries that are retirement plan recordkeepers, the Plan participant, notwithstanding that the Plan may be deemed to be the beneficiary owner of Shares; and (iii) for all Intermediaries that are insurance companies, the holder of interests in a variable annuity or variable life insurance contract issued by Intermediary.

      (d) The term "written" includes electronic writings and facsimile transmissions.

   4. Termination. This Agreement may be terminated by either party on sixty
(60) days' written notice. Upon termination of this Agreement, any other agreement between Intermediary and ACIS or any affiliate of ACIS will terminate automatically, and Intermediary will no longer be permitted to offer or otherwise make available the Funds; provided, however, that if Rule 22c-2 is amended or rescinded such that ACIS is no longer required to have such agreements in place, such other agreements will not automatically terminate.

   5. Counterparts and Delivery. This Agreement may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one instrument. A signed copy of this Agreement delivered by facsimile or by emailing a copy in .pdf form shall be treated as an original and shall bind both parties just as would the exchange of originally signed copies.

   6. Force Majeure. Either party is excused from performance and shall not be liable for any delay in performance or non-performance, in whole or in part, caused by the occurrence of any event or contingency beyond the control of the parties including, but not limited to, work stoppages, fires, civil disobedience, riots, rebellions, natural disasters, acts of God, acts of war or terrorism, actions or decrees of governmental bodies, and similar occurrences. The party who has been so affected shall, if physically possible, promptly give written notice to the other party and shall use its best efforts to resume performance. Upon receipt of such notice, all obligations under this Agreement shall be immediately suspended for the duration of such event or contingency.

   7. Best Efforts and Good Faith. Both parties mutually agree to act in good faith, utilizing their best efforts to timely and effectively execute the shareholder information sharing provisions of Rule 22c-2. Good faith and best efforts means attempting to process all relevant requests in a timely manner, or in the event such requests cannot be met within the time provisions of this Agreement, to make best efforts to fulfill such requests as soon as reasonably practicable. Also, if Intermediary is aware of a possible delay

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in the fulfillment of a request, Intermediary will provide notice of the impending delay as soon as possible after the impending delay is discovered.

   IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the latest date set forth below.

AMERICAN CENTURY INVESTMENT             AMERICAN INTERNATIONAL LIFE
SERVICES, INC.                          ASSURANCE COMPANY OF NEW YORK

                                        Intermediary

By:    __________________________       By:     __________________________

Name:  __________________________       Name:   __________________________
Title: __________________________       Title:  __________________________
Date:  __________________________       Date:   __________________________

                                        Attest: __________________________

                                        Name:   __________________________
                                        Title:  __________________________

                                        (Seal)

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                                  Appendix A

                      Representatives of the Intermediary

Requests for Shareholder Information or Trading Restrictions must be directed to:

      Jennifer Powell
      Senior Counsel
      AIG American General
      2929 Allen Parkway, A30-25
      Houston, TX 77019
      (713) 831-4954

and to:

      Michael McArthur
      Variable Products Accounting
      AIG American General
      2727-A Allen Parkway
      Houston, TX 77019
      (713) 831-3504

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